 Filed pursuant to Rule 424(b)(3)
 Registration Statement No. 333-267813
Prospectus Supplement No. 1
(To Proxy Statement/Prospectus dated November 18, 2022)
SUPPLEMENT TO
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
COVA Acquisition Corp.
and
PROSPECTUS FOR UP TO 62,372,000 ECARX CLASS A ORDINARY SHARES AND 24,872,000 ECARX WARRANTS
OF
ECARX Holdings Inc.
On November 18, 2022, COVA Acquisition Corp. (“COVA”) filed and commenced mailing its definitive proxy statement related to the extraordinary general meeting of shareholders to be held on December 14, 2022 to consider and vote upon, among other things, the approval of its previously announced proposed business combination (the “Business Combination”) with ECARX Holdings Inc. (“ECARX”). Capitalized terms used in this Supplement No. 1 to the definitive proxy statement/prospectus (this “Supplement No. 1”) and not otherwise defined have the meaning given to them in the definitive proxy statement/prospectus.
This Supplement No. 1 updates and supplements certain information contained in the definitive proxy statement/prospectus dated November 18, 2022 (the “Prospectus”) which forms a part of ECARX’s Registration Statement on Form F-4 (Registration No. 333-267813).
The attached information updates and supplements certain information contained in the Prospectus. To the extent information in this Supplement No. 1 differs from or updates information contained in the Prospectus, the information in this Supplement No. 1 is the more current information. This Supplement No. 1 is not complete without the Prospectus. This Supplement No. 1 should be read in conjunction with the Prospectus, which is to be delivered with this Supplement No. 1, and is qualified by reference thereto, except to the extent that the information in this Supplement No. 1 updates or supersedes the information contained in the Prospectus. Please keep this Supplement No.1 with the Prospectus for future reference.
Investing in the securities of COVA or ECARX involves a high degree of risk. See “Risk Factors” beginning on page 70 of the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this proxy statement/prospectus supplement is November 28, 2022.

This Supplement No. 1 should be read in conjunction with the Prospectus, which should be read carefully and in its entirety.
SUPPLEMENT NO. 1 TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS
Recent Developments of ECARX
The following sets forth the unaudited condensed consolidated financial statements of ECARX as of and for the nine months ended September 30, 2022.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(In thousands, except share and per share data)
	Nine Months Ended September 30, 2022
	RMB	US$
Revenues
Sales of goods revenues (including related parties amounts of RMB952,014)	1,390,319	207,569
Software license revenues (including related parties amounts of RMB41,539)	157,824	23,563
Service revenues (including related parties amounts of RMB480,759)	482,224	71,994
Total revenues	2,030,367	303,126
Cost of goods sold (including related parties amounts of RMB277,417)	(1,097,332)	(163,827)
Cost of software licenses	(63,719)	(9,513)
Cost of services (including related parties amounts of RMB32,140)	(306,412)	(45,746)
Total cost of revenues	(1,467,463)	(219,086)
Gross profit	562,904	84,040
Research and development expenses (including related parties amounts of RMB32,008)	(746,543)	(111,456)
Selling and marketing expenses (including related parties amounts of RMB96)	(53,141)	(7,934)
General and administrative expenses (including related parties amounts of RMB1,499)	(566,825)	(84,625)
Others, net	(1,844)	(275)
Total operating expenses	(1,368,353)	(204,290)
Loss from operation	(805,449)	(120,250)

Interest income (including related parties amounts of RMB5,757)	7,882	1,177
Interest expenses (including related parties amounts of RMB13,529)	(33,603)	(5,017)
Share of results of equity method investments	(84,654)	(12,639)
Unrealized gains on equity securities	35,722	5,333
Gains on deconsolidation of a subsidiary	71,974	10,745
Government grants	28,276	4,221
Foreign currency exchange loss, net	(19,949)	(2,978)
Loss before income taxes	(799,801)	(119,408)
Income tax expenses	(1,543)	(230)
Net loss	(801,344)	(119,638)

	Nine Months Ended September 30, 2022
	RMB	US$
Net loss attributable to non-redeemable non-controlling interests	1,444	216
Net loss attributable to redeemable non-controlling interests	464	69
Net loss attributable to ECARX Holdings Inc.	(799,436)	(119,353)
Accretion of redeemable non-controlling interests	(714)	(107)
Net loss available to ECARX Holdings Inc.	(800,150)	(119,460)
Accretion of Redeemable Convertible Preferred Shares	(276,825)	(41,329)
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,076,975)	(160,789)
Loss per ordinary share
– Basic and diluted	(5.44)	(0.81)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Basic and diluted	198,035,714	198,035,714
Net loss	(801,344)	(119,638)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(489,181)	(73,032)
Comprehensive loss	(1,290,525)	(192,670)
Comprehensive loss attributable to non-redeemable non-controlling interests	1,444	216
Comprehensive loss attributable to redeemable non-controlling interests	464	69
Comprehensive loss attributable to ECARX Holdings Inc.	(1,288,617)	(192,385)

Unaudited Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
	As of September 30, 2022
	RMB	US$
ASSETS
Current assets
Cash	226,204	33,771
Restricted cash	55,054	8,219
Accounts receivable – third parties, net	302,738	45,198
Accounts receivable – related parties, net	247,525	36,955
Notes receivable	181,781	27,139
Inventories	198,025	29,564
Amounts due from related parties	62,482	9,328
Prepayments and other current assets	443,511	66,216
Total current assets	1,717,320	256,390
Non-current assets
Long-term investments	1,246,342	186,074
Property and equipment, net	114,118	17,037
Intangible assets, net	27,386	4,089
Operating lease right-of-use assets	87,439	13,054
Other non-current assets – third parties	29,400	4,389
Other non-current assets – related parties	211,083	31,514
Total non-current assets	1,715,768	256,157
Total assets	3,433,088	512,547
	As of September 30, 2022
	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	570,000	85,099
Accounts payable – third parties	562,249	83,942
Accounts payable – related parties	179,707	26,830
Notes payable	177,458	26,494
Convertible notes payable to a related party	71,135	10,620
Amounts due to related parties	671,557	100,261
Contract liabilities, current – third parties	1,412	211
Contract liabilities, current – related parties	286,885	42,831
Current operating lease liabilities	25,285	3,775
Accrued expenses and other current liabilities	432,249	64,531
Total current liabilities	2,977,937	444,594
Non-current liabilities
Contract liabilities, non-current – third parties	131	20
Contract liabilities, non-current – related parties	326,249	48,708
Operating lease liabilities, non-current	61,184	9,135
Other non-current liabilities	24,192	3,612
Total non-current liabilities	411,756	61,475
Total liabilities	3,389,693	506,069

	As of September 30, 2022
	RMB	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, 5,043,104 shares authorized, issued and outstanding; Redemption value of RMB334,433; Liquidation preference of RMB273,519)	334,433	49,930
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,464,286 shares authorized, issued and outstanding; Redemption value of RMB1,677,714; Liquidation preference of RMB1,336,186)	1,677,714	250,476
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,612,081 shares authorized, issued and outstanding; Redemption value of RMB1,635,135; Liquidation preference of RMB1,331,641)	1,635,135	244,119
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, 7,164,480 shares authorized, issued and outstanding; Redemption value of RMB560,649; Liquidation preference of RMB452,241)	560,649	83,703
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, 14,765,967 shares authorized, issued and outstanding; Redemption value of RMB1,319,331; Liquidation preference of RMB1,104,188)	1,319,331	196,970
Total mezzanine equity	5,527,262	825,198
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,923,950,082 shares authorized; 198,035,714 shares issued and outstanding)	7	1
Accumulated deficit	(5,000,741)	(746,591)
Accumulated other comprehensive loss	(483,133)	(72,130)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.	(5,483,867)	(818,720)
Total shareholders’ deficit	(5,483,867)	(818,720)
Liabilities, mezzanine equity and shareholders’ deficit	3,433,088	512,547

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
	Nine Months Ended September 30, 2022
	RMB	US$
Operating activities:
Net cash used in operating activities	(630,304)	(94,102)
Investing activities:
Purchase of property and equipment and intangible assets	(96,419)	(14,393)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	(22,643)	(3,381)
Cash paid for acquisition of equity investments	(67,790)	(10,121)
Cash received in deconsolidation of Hubei Dongjun	1,000	149
Financial support to an equity method investee	(28,500)	(4,255)
Loans to related parties	(51,260)	(7,653)
Collection of loans lent to related parties	29,360	4,383
Net cash used in investing activities	(236,252)	(35,271)
Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	23,810
Cash contributed by redeemable non-controlling shareholders	10,000	1,493
Proceeds from short-term borrowings	970,000	144,817
Repayment for short-term borrowings	(1,332,000)	(198,862)
Borrowings from related parties	900,000	134,366
Repayment of borrowings from related parties	(520,000)	(77,634)
Cash disposed in the Restructuring	(20,000)	(2,986)
Proceeds from issuance of convertible senior notes to a related party	67,871	10,134
Net cash provided by financing activities	235,356	35,138
Effect of foreign currency exchange rate changes on cash and restricted cash	11,495	1,716
Net decrease in cash and restricted cash	(619,705)	(92,519)
Cash and restricted cash at the beginning of the period	900,963	134,510
Cash and restricted cash at the end of the period	281,258	41,991
Supplemental information:
Income tax paid	—	—
Interest paid	33,602	5,017
Noncash investing and financing activities:
Payable for purchase of property and equipment and intangible assets	24,377	3,639
Non-cash assets distributed to shareholders of the Company in the Restructuring	247,875	37,007
Revenues.   ECARX had revenues of RMB2.0 billion (US$0.3 billion) for the nine months ended September 30, 2022, representing an increase of 17.6% from RMB1.7 billion in the nine months ended September 30, 2021, primarily due to an increase in the demand for automotive computing platform, design and development service from OEM customers and Tier 1 partners, and in the sales of its newly launched Digital Cockpit platform (developed based on E03 Core Module and Snapdragon8155).
Total cost of revenues.   ECARX had total cost of revenues of RMB1.5 billion (US$0.2 billion) for the nine months ended September 30, 2022, representing an increase of 25.0% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the increased cost of automotive computing platform design and development service and increased cost of outsourcing related to the connectivity service.

Total operating expenses.   ECARX had total operating expenses of RMB1.4 billion (US$0.2 billion) for the nine months ended September 30, 2022, representing an increase of 16.7% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the recognition of RMB247 million share-based compensation expenses as well as the increase of employee-related costs and professional services fees associated with our international expansion and compliance requirements.
Net loss.   ECARX had a net loss of RMB801 million (US$120 million) for the nine months ended September 30, 2022, representing a decrease of 14.8% from RMB941 million in the nine months ended September 30, 2021.
Accounts receivable.   ECARX’s accounts receivable, comprising accounts receivable — third parties, net and accounts receivable — related parties, net, was RMB550 million (US$82 million) as of September 30, 2022, compared with RMB953 million as of December 31, 2021. The change was mainly due to its initiatives in 2022 to emphasize on-time and early collection and optimize customers’ speed to pay.
Notes receivable.   ECARX had notes receivable of RMB182 million (US$27 million) as of September 30, 2022, compared with RMB138 million as of December 31, 2021.
Prepayments and other current assets.   ECARX had prepayments and other current assets of RMB444 million (US$66 million) as of September 30, 2022, compared with RMB200 million as of December 31, 2021. The increase mainly related to the recognition of engineering contract cost of RMB183 million, which will be recovered through revenue from the OEM customers when the development services are delivered and customer acceptance forms are confirmed.
Contract liabilities.   ECARX had contract liabilities of RMB615 million (US$92 million) as of September 30, 2022, compared with RMB839 million as of December 31, 2021. The contract liabilities primarily related to upfront non-refundable payments from ECARX’s customers for the purchase of connectivity services. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities. The decrease in the amounts of contract liabilities reflected the recognition of revenue for connectivity services rendered.
ECARX had cash and restricted cash of RMB281 million (US$42 million) as of September 30, 2022, compared with RMB901 million as of December 31, 2021. The movement was mainly a result of the fact that ECARX’s financing activities in the first nine months of 2022 were slower than those in 2021.
ECARX’s financial data set forth above is prepared in accordance with U.S. GAAP assuming it will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about ECARX’s ability to continue as a going concern exists. The plans ECARX has evaluated to continue as a going concern are consistent with the plans which it had evaluated for the financial data relating to ECARX included elsewhere in this proxy statement/prospectus. The feasibility of such plan is contingent upon many factors outside of ECARX’s control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and ECARX’s business operations, which is highly uncertain and difficult to predict. The financial data above does not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if ECARX were unable to continue as a going concern.
The unaudited condensed consolidated financial statements of ECARX as of and for the nine months ended September 30, 2022 may not be indicative of its financial results for future interim periods or for the full year ended December 31, 2022. See “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this proxy statement/ prospectus for information regarding trends and other factors that may influence ECARX’s results of operations and for recent quarterly operating results.
— END OF SUPPLEMENT NO. 1 TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS —

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.
All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus in the registration statement on Form F-4 relating to the proposed transaction filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Financial Information
The financial information included in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus that ECARX may file with the SEC. You should review ECARX’s audited financial statements when they become publicly available. In addition, ECARX’s financial information included herein is preliminary and subject to change.

Important Additional Information Regarding the Transaction and Where to Find It
In connection with the proposed transaction, ECARX has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA to vote on the proposed transaction, which was declared effective on November 18, 2022. Shareholders of COVA and other interested persons are encouraged to read the definitive proxy statement/prospectus as well as other documents to be filed with the SEC because these documents contain important information about COVA and ECARX and the proposed transaction. The definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of COVA as of November 8, 2022. Shareholders of COVA are also able to obtain a copy of the Form F-4, including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111 or, without charge, at the SEC’s website (www.sec.gov).
Participants in the Solicitation
COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction is set forth in the registration statement containing the definitive proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.